Anticus International Corporation
2175 rue de la Montagne, Suite 300
Montreal, Quebec, Canada H3G 1Z8

Date:	February 23, 2003

To:	Securities and Exchange Commission
Washington, D.C. 20549
ATTN: Mail Stop 3720

Subject:	Response to your letter dated February 10, 2006;
RE: Anticus International Corporation
Form 8-K, Section 4.01
Filed February 10, 2006
File No. 333-101420

Response and actions taken regarding the referenced SEC letter:

Anticus International Corporation files an amended Form 8-K in response to your comments and in compliance with applicable disclosure requirements:

The amended Form 8-K includes disclosure that our former auditors’ audit reports for the past two years contained an explanatory paragraph expressing substantial doubt with respect to the ability of Anticus International Corporation to continue as a going concern.

As requested, we acknowledge:

The company is responsible for the adequacy and accuracy of the disclosure in the related filings.

The company understands that staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the related filings.

The company understands that we may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

END OF RESPONSE